# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DATAVAULT AI INC., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0001820190
Persons authorized to receive notices and communications: Henry Ji, 960 San Antonio Rd, Palo Alto, California (CA), 94303, (650) 516-4310

## Reporting persons
- Scilex Holding Company (CIK 0001820190): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 163,766,229; shared voting power 0; sole dispositive power 163,766,229; shared dispositive power 0; aggregate amount beneficially owned 163,766,229 (17.2% of the class)
  Comment: Note to Row 13: Percent of class beneficially owned is calculated based on 949,728,605 shares of common stock, par value $0.0001 per share ("Common Stock"), of Datavault AI Inc. (the "Issuer") outstanding as of August 19, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 19, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: DATAVAULT AI INC.
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Comment:
This Amendment No. 5 ("Amendment No. 5") to Schedule 13D is being filed by Scilex Holding Company, a Delaware corporation ("SHC" or the "Reporting Person"), to amend the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") by the Reporting Person on October 2, 2025 (as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Schedule 13D").

This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: Not applicable.
Residence or business address: Not applicable.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On August 8, 2026 (the "Effective Date"), Vivasor, Inc. ("Vivasor"), as borrower, issued a Promissory Note (Revolving Line of Credit) (the "Vivasor Note") to the Reporting Person, pursuant to which the Reporting Person established an uncommitted revolving line of credit in favor of Vivasor in a maximum aggregate principal amount of up to $20,000,000 (the "Maximum Credit Amount"). The Vivasor Note has a stated maturity of 120 months from the Effective Date (the "Maturity Date"). The Vivasor Note evidences a revolving line of credit under which Vivasor may, from time to time prior to the Maturity Date, request advances ("Drawdowns") in multiple borrowings, provided that the aggregate outstanding principal balance of all Drawdowns at any time shall not exceed the Maximum Credit Amount. Amounts repaid under the Vivasor Note may be reborrowed, subject to the terms of the Vivasor Note. Notwithstanding the foregoing, the Vivasor Note is uncommitted and the Reporting Person has no obligation to fund any Drawdown; each Drawdown will be funded only if, when and to the extent agreed by the Reporting Person in its sole discretion.

Any Drawdown that the Reporting Person agrees to fund may be funded, as determined by the Reporting Person, in (i) cash, (ii) freely tradable securities of the Reporting Person, (iii) shares of Common Stock of the Issuer currently held by the Reporting Person or its subsidiaries, or (iv) any combination of the foregoing. Borrowings under the Vivasor Note bear interest on the outstanding principal balance at a rate of 5% per annum, with interest accruing on each Drawdown from the date such Drawdown is funded. All outstanding principal, together with all accrued and unpaid interest, is due and payable in full on the Maturity Date. Vivasor may prepay the Vivasor Note, in whole or in part, at any time without penalty or premium. The Vivasor Note provides that it shall become immediately due and payable upon the occurrence of certain customary events of default.

On August 20, 2026, Scilex transferred 50,000,000 shares of Common Stock to Vivasor as a Drawdown under the Promissory Note, at a price per share of $0.3151, the closing stock price of the Common Stock on August 20, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented as follows:

The Reporting Person is deemed to be the beneficial owner of 163,766,229 shares of Common Stock held directly by the Reporting Person, representing approximately 17.2% of the issued and outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 on the cover page of this Amendment No. 5 for the Reporting Person is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days: Except as disclosed herein, the Reporting Person has not effected transactions in the Common Stock during the past sixty days prior to this filing.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

Exhibit 2: Promissory Note, dated August 8, 2026, issued by Vivasor, Inc. in favor of Scilex Holding Company.

## Signatures
- Scilex Holding Company: /s/ Stephen Ma, Stephen Ma, Chief Financial Officer, Chief Operating Officer, and Secretary (08/24/2026)